# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Shenandoah Telecommunications Company, CIK 0000354963
CUSIP: 82312B106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 500 Shentel Way, P.O. Box 459, Edinburg, Virginia (VA), 22824
Date of event which requires filing of this statement: 05/21/2025
Amends the filing with accession number 0001493152-24-013789
Filed by CIK 0001707921
Persons authorized to receive notices and communications: Jennifer Gray, Esq., c/o ECP, 40 Beechwood Road, Summit, New Jersey (NJ), 07901, (973) 671-6100

## Reporting persons
- ECP ControlCo, LLC (CIK 0001707921): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,944,451; sole dispositive power 0; shared dispositive power 5,944,451; aggregate amount beneficially owned 5,944,451 (10.2% of the class)
  Comment: Limited Liability Company
- Energy Capital Partners IV, LLC (CIK 0001845291): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,944,451; sole dispositive power 0; shared dispositive power 5,944,451; aggregate amount beneficially owned 5,944,451 (10.2% of the class)
  Comment: Limited Liability Company
- Energy Capital Partners GP IV, LP (CIK 0001844921): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,944,451; sole dispositive power 0; shared dispositive power 5,944,451; aggregate amount beneficially owned 5,944,451 (10.2% of the class)
- Energy Capital Partners IV-A, LP (CIK 0001726198): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,944,451; sole dispositive power 0; shared dispositive power 5,944,451; aggregate amount beneficially owned 5,944,451 (10.2% of the class)
- Energy Capital Partners IV-B, LP (CIK 0001726216): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,944,451; sole dispositive power 0; shared dispositive power 5,944,451; aggregate amount beneficially owned 5,944,451 (10.2% of the class)
- Energy Capital Partners IV-C, LP (CIK 0001726217): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,944,451; sole dispositive power 0; shared dispositive power 5,944,451; aggregate amount beneficially owned 5,944,451 (10.2% of the class)
- Energy Capital Partners IV-D, LP (CIK 0001726219): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,944,451; sole dispositive power 0; shared dispositive power 5,944,451; aggregate amount beneficially owned 5,944,451 (10.2% of the class)
- Energy Capital Partners IV-B (Hill City IP), LP (CIK 0002032499): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,452,384; sole dispositive power 0; shared dispositive power 2,452,384; aggregate amount beneficially owned 2,452,384 (4.5% of the class)
- ECP Fiber Holdings GP, LLC (CIK 0002032452): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,492,067; sole dispositive power 0; shared dispositive power 3,492,067; aggregate amount beneficially owned 3,492,067 (6% of the class)
  Comment: Limited Liability Company
- ECP Fiber Holdings, LP (CIK 0002032502): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,492,067; sole dispositive power 0; shared dispositive power 3,492,067; aggregate amount beneficially owned 3,492,067 (6% of the class)
- Hill City Holdings GP, LLC (CIK 0002032495): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,452,384; sole dispositive power 0; shared dispositive power 2,452,384; aggregate amount beneficially owned 2,452,384 (4.5% of the class)
  Comment: Limited Liability Company
- Hill City Holdings, LP (CIK 0001881388): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,452,384; sole dispositive power 0; shared dispositive power 2,452,384; aggregate amount beneficially owned 2,452,384 (4.5% of the class)
- Energy Capital Partners Management, LP (CIK 0001815150): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 4,751; sole dispositive power 0; shared dispositive power 4,751; aggregate amount beneficially owned 4,751 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Shenandoah Telecommunications Company
Address of issuer's principal executive offices: 500 Shentel Way, P.O. Box 459, Edinburg, Virginia (VA), 22824
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on April 8, 2024 (as amended, the "Schedule 13D"), relating to the common stock, no par value (the "Common Stock"), of Shenandoah Telecommunications Company (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented by the following:

STANDSTILL WAIVER

On May 21, 2025, ECP Management and the Issuer executed a waiver of certain standstill provisions in the Investment Agreement, dated as of October 24, 2023 (the "Investment Agreement"), by and among the Issuer, Shentel Broadband Holding, Inc., a direct, wholly owned subsidiary of the Issuer, ECP Fiber Holdings, LP, (the "ECP Investor"), and, solely for the purposes set forth therein, Hill City Holdings, LP, an affiliate of the ECP Investor. The ECP Investor is the indirect wholly owned subsidiary of certain investment funds managed by ECP Management (together with its affiliates, "ECP").

The Investment Agreement's standstill provision restricts ECP's ability to, among other things, acquire any additional shares of Common Stock so long as ECP beneficially owns at least 7.5% of Shentel's outstanding common stock. Pursuant to the limited waiver of the standstill (the "2025 Standstill Waiver"), ECP may now acquire up to 2,250,000 additional shares of Shentel's common stock, whether through open market purchases, privately negotiated transactions, or purchases pursuant to one or more written trading plans pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The 2025 Standstill Waiver expires on May 21, 2026.

Other than the Standstill Waiver and the 2025 Standstill Waiver, there are no other changes to the Investment Agreement, which remains in full force and effect.

The forgoing description of the 2025 Standstill Waiver does not purport to be complete and is qualified by reference to the full text of the 2025 Standstill Waiver, which is filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

GENERAL

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Investment Agreement, as supplemented by the Standstill Waiver and 2025 Standstill Waiver, the Reporting Persons intend to acquire additional securities of the Issuer through open market purchases, in privately negotiated transactions, or pursuant to one or more written trading plans pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. In addition, the Reporting Persons and their affiliates may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The information set forth herein is based on (i) 58,349,212 shares of Common Stock outstanding, which includes, (a) 54,857,145 shares of Common Stock outstanding as of April 24, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on April 30, 2025, and (b) 3,492,067 shares of Common Stock issuable upon exchange of 81,000 shares of Series A Preferred Stock held of record by the ECP Investor; and (ii) solely with respect to Hill City IP, Hill City Holdings GP, LLC Hill City, and ECP Management, 54,857,145 shares of Common Stock outstanding as of April 24, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on April 30, 2025.

The securities reported herein include (i) 3,492,067 shares of Common Stock issuable upon exchange of 81,000 shares of Series A Preferred Stock held of record by the ECP Investor; (ii) 2,452,384 shares of Common Stock held of record by Hill City; and (iii) 4,751 shares of common stock held of record by ECP Management.

ECP ControlCo, LLC is the managing member of Energy Capital Partners IV, LLC, which is the general partner of Energy Capital Partners GP IV, LP, which is the general partner of each of (i) Energy Capital Partners IV-A, LP, (ii) Energy Capital Partners IV-B, LP, (iii) Energy Capital Partners IV-C, LP, and (iv) Energy Capital Partners IV-D, LP (the "Funds"). The Funds are the members of ECP Fiber Holdings GP, LLC, which is the general partner of the ECP Investor. Energy Capital Partners GP IV, LP is the general partner of Hill City IP. Each of (i) Energy Capital Partners IV-A, LP, (ii) Hill City IP, (iii) Energy Capital Partners IV-C, LP, and (iv) Energy Capital Partners IV-D, LP are the members of Hill City Holdings GP, LLC, which is the general partner of Hill City.

ECP ControlCo, LLC is controlled by its board of managers, which consists of Douglas Kimmelman, Peter Labbat, Tyler Reeder, Rahman D'Argenio, Raoul Hughes and Xavier Robert (together, the "ECP Managers"), all of whom collectively share the power to vote and dispose of the securities beneficially owned by ECP ControlCo, LLC. As a result of the relationships described herein, each of the ECP Managers may be deemed to share beneficial ownership of the securities described herein. Each of them disclaims any such beneficial ownership.

ECP Management is controlled by its business unit committee, which consists of Douglas Kimmelman, Peter Labbat, Tyler Reeder, Murray Karp, Raoul Hughes and Xavier Robert, all of whom collectively share the power to vote and dispose of the securities beneficially owned by ECP Management. As a result of these relationships, each of the foregoing individuals may be deemed to share beneficial ownership of the securities beneficially owned by ECP Management. Each of them disclaims any such beneficial ownership.

By virtue of certain relationships among them, ECP ControlCo, LLC and ECP Management may be deemed a group under Section 13(d) of the Exchange Act. Each of them disclaims any such group membership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Issuer's Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and supplemented by the following:

Item 4 above summarizes certain provisions of the 2025 Standstill Waiver and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and supplemented by the following:

Exhibit 4: Standstill Waiver, dated May 21, 2025.

## Signatures
- ECP ControlCo, LLC: /s/ Jennifer Gray, Jennifer Gray, General Counsel (05/23/2025)
- Energy Capital Partners IV, LLC: By: ECP ControlCo, LLC, its managing member, By: /s/ Jennifer Gray, Jennifer Gray, General Counsel (05/23/2025)
- Energy Capital Partners GP IV, LP: By: Energy Capital Partners IV, LLC, its general partner, By: ECP ControlCo, LLC, its managing member, By: /s/ Jennifer Gray, Jennifer Gray, General Counsel (05/23/2025)
- Energy Capital Partners IV-A, LP: By: Energy Capital Partners GP IV, LP, general partner, By: Energy Capital Partners IV, LLC, general partner, By: ECP ControlCo, LLC, managing member, Jennifer Gray, General Counsel (05/23/2025)
- Energy Capital Partners IV-B, LP: By: Energy Capital Partners GP IV, LP, general partner, By: Energy Capital Partners IV, LLC, general partner, By: ECP ControlCo, LLC, managing member, Jennifer Gray, General Counsel (05/23/2025)
- Energy Capital Partners IV-C, LP: By: Energy Capital Partners GP IV, LP, general partner, By: Energy Capital Partners IV, LLC, general partner, By: ECP ControlCo, LLC, managing member, Jennifer Gray, General Counsel (05/23/2025)
- Energy Capital Partners IV-D, LP: By: Energy Capital Partners GP IV, LP, general partner, By: Energy Capital Partners IV, LLC, general partner, By: ECP ControlCo, LLC, managing member, Jennifer Gray, General Counsel (05/23/2025)
- Energy Capital Partners IV-B (Hill City IP), LP: By: Energy Capital Partners GP IV, LP, general partner, By: Energy Capital Partners IV, LLC, general partner, By: ECP ControlCo, LLC, managing member, Jennifer Gray, General Counsel (05/23/2025)
- ECP Fiber Holdings GP, LLC: /s/ Matthew DeNichilo, Matthew DeNichilo, Chief Executive Officer (05/23/2025)
- ECP Fiber Holdings, LP: By: ECP Fiber Holdings GP, LLC, its general partner, /s/ Matthew DeNichilo, Matthew DeNichilo, Chief Executive Officer (05/23/2025)
- Hill City Holdings GP, LLC: /s/ Jennifer Gray, Jennifer Gray, Executive Vice President and Secretary (05/23/2025)
- Hill City Holdings, LP: By: Hill City Holdings GP, LLC, its general partner, /s/ Jennifer Gray, Jennifer Gray, Executive Vice President and Secretary (05/23/2025)
- Energy Capital Partners Management, LP: /s/ Jennifer Gray, Jennifer Gray, General Counsel (05/23/2025)